Exhibit 3

NEWS RELEASE

North American Palladium Announces Second Quarter 2013 Results

and Provides Corporate Update on New Production Opportunities

All figures are in Canadian dollars except where noted.

Toronto, Ontario, August 8, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced the operating, development, and financial results for the second quarter ended June 30, 2013 and provided a corporate update on new production opportunities.

Q2, 2013 Summary

•	Produced 35,428 ounces of payable palladium at the Lac des Iles (“LDI”) mine at a cash cost per ounce(1) of US$564, bringing the six month total to 74,082 ounces at a cash cost per ounce(1) of US$524.

•	Realized palladium selling price of US$719 per ounce, giving a palladium operating margin of US$155 per ounce, or US$5.5 million.

•

Revenue of $33.2 million, impacted by decreased sales volumes, which were adversely affected by a late mill run in June, representing approximately $3.0 million of gross revenue that was not recognized due to the delay.

•	Adjusted EBITDA(1) of $3.0 million.

•

Invested $33.2 million in capital expenditures at the LDI mine inclusive of capitalized interest and capital leases (of which $27.6 million was invested in the LDI mine expansion), bringing the six month total spent to $72.5 million.

•	Capital expenditure budget adjusted to up to approximately $130 million for 2013.

Corporate Update Summary

•	Phase I shaft development remains on schedule, with production from the shaft expected by the beginning of the fourth quarter of 2013.

•

New potential production opportunities identified at LDI that would be lower cost alternatives to Phase II, allowing NAP to potentially defer Phase II capital spending without compromising production growth to 250,000 ounces by 2015.

“The Company had a productive second quarter, accomplishing several corporate targets that have positioned our LDI mine for continued growth and a return to profitability by next year,” said Phil du Toit, President and Chief Executive Officer.

“Looking at the three critical focus points, we made progress in the areas of optimizing operations, advancing the shaft, and identifying low cost growth opportunities. Although still in transition, LDI delivered better than expected production results with a notable improvement in our operating trends. The shaft, which to us represents the path towards a return to profitability, remains within forecast and on schedule for utilization in the fourth quarter. Moreover, our ongoing focus on cost savings identified potential low cost production alternatives that may allow us to defer Phase II development capital spending without compromising production growth to 250,000 ounces by 2015.”

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Lac des Iles Operations

Q2, 2013 Production

In the second quarter of 2013, the Company’s LDI mine produced 35,428 ounces of payable palladium at a total cash cost of US$564 per ounce(1). For the six month period ended June 30, 2013, the Company produced 74,082 ounces of payable palladium at a total cash cost of US$524 per ounce(1).

As expected, cash costs in the second quarter were higher due to increased operating costs related to the longer haulage distance via the ramp from the Offset Zone, decreased metal prices of the by-product metals, and higher underground mining costs due to the transition into the new ore body. Cash costs in the third quarter are expected to remain around the range of what they were in the second quarter and are expected to decrease in the fourth quarter when operations are transitioned to the shaft.

During the second quarter, 433,580 tonnes of ore were mined at LDI, of which 131,606 tonnes came from underground sources (with an average palladium grade of 4.4 grams per tonne), and 301,974 tonnes came from surface sources (with an average palladium grade of 2.1 grams per tonne). During the second quarter, the LDI mill processed 483,266 tonnes of ore at a combined average palladium mill head grade of 3.1 grams per tonne, at an 80.7% palladium recovery rate, and at a total cost of $53 per tonne milled.

Although production in the second quarter was slightly better than anticipated, LDI remains in a state of transition, and as previously cautioned in the May 6, 2013 news release, the Company’s production plans are expected to be challenged during the transition period. The Company continues to actively source opportunities to augment 2013 production, and has launched a number of initiatives to mitigate the transitional risks.

Q2, 2013 Development Update

Capital expenditures in the second quarter amounted to $33.2 million, of which $27.6 million was invested in the LDI mine expansion (including $3.5 million of capitalized interest) and $4.3 million was spent primarily on the tailings management facility (“TMF”). For the six month period ended June 30, 2013, capital expenditures were $72.5 million, including an investment of $59.3 million in the LDI mine expansion (including $5.9 million of capitalized interest) and $12.2 investment in other sustaining capital expenditures at LDI (including $9.8 million investment in the TMF).

Management estimates that capital expenditures in 2013 will total up to approximately $130 million (including the mine expansion, the TMF upgrade, other sustaining capital expenditures, and capitalized interest). This number will be refined by the end of the third quarter when the analysis of the alternative targets is completed and a decision has been made on the potential deferral of Phase II.

The Company’s Phase I expansion, which entails sinking a shaft to approximately 825 metres below surface and setting up the required infrastructure to mine the underground Offset Zone, is on schedule and nearing completion in the coming months. The shaft sinking recently reached

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a depth of 786 metres below surface, representing 95% completion of the total 825 metres planned as part of Phase I. Concurrent with the shaft sinking, work is being completed on the shaft steel installation, as well as the loading and spill pockets. Development of the Offset Zone is also on track to provide sufficient ore feed via the shaft in the fourth quarter of 2013.

During the second quarter, the Company strengthened its project team at the mine site by retaining a leading engineering and project implementation contractor to assist with project management of the Phase I development. With the development work progressing on schedule, the Company remains well positioned to start utilizing the shaft for underground production by the beginning of the fourth quarter in 2013.

Corporate Update

Potential New Production Opportunities

In the second quarter of 2013, the Company embarked on a strategic review of LDI’s production and development plans. This review focused on identifying production opportunities that maximize net present value and cash flows while minimizing capital expenditure requirements.

The review identified several prospective exploration targets at LDI that could potentially represent lower cost alternatives to Phase II, whereby NAP would be able to defer Phase II capital spending without compromising production growth. Although indications are still preliminary, these alternatives could potentially increase production volumes and reduce operating costs with significantly lower capital expenditure requirements than would be required to deepen the shaft as part of Phase II development.

If deemed viable, starting in 2014 the strategy would encompass augmenting underground production from the Offset Zone (as conceived under Phase I), with some alternative production sources that could potentially increase annual palladium production up to 250,000 ounces by 2015, at reduced cash costs per ounce.

Some targets that are currently being actively assessed and/or advanced include:

•

Near-term production opportunities from the North VT Rim and the lower, north Roby Zone stope. The North VT Rim deposit, which outcrops near the northeast end of the Roby Zone open pit, was drilled off in the fourth quarter of 2012 and in the first quarter of 2013. A small pit-grade resource has been identified at the western end of the North VT Rim that could potentially be mined using a surface “box cut” mining method. Furthermore, an additional stope in the lower, northern part of the Roby Zone has been delineated that could potentially be developed.

•

Extensions of the Roby Zone, including the high grade part of the zone to the south and northeast, and a lower grade resource in the footwall of the Roby Zone, are being investigated. Collectively, these extensions could contribute meaningful reserve and resource gains that could increase utilization of existing infrastructure.

•

Potential also exists for a southeastern extension of the upper part of the Offset Zone, located between the shaft and the Sheriff Zone. This upper-level target was identified through a review of existing drill hole data. This target is ideally situated close to the shaft and existing infrastructure and could potentially provide a new source of supplemental mill feed through the shaft to augment Phase I production.

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The location of these targets is illustrated in the appendix of this news release.

The sequencing of when each target could be brought into production is currently being assessed through validation and conversion drilling, resource estimation, engineering studies and economic analysis, to be followed by detailed development planning. Where required, permitting applications and independent reports will be commissioned. The Company will have a better understanding of the production parameters of these targets by the end of the third quarter, and intends to provide periodic updates as major milestones are reached on each initiative.

Review of Sub-Level Block Caving Mining Method

As part of the ongoing initiative to maximize the value of NAP’s assets, the Company is also reviewing the viability of changing its mining method for certain deposits from long-hole stoping to sub-level block caving. The sub-level block caving method, which appears to be amenable to the shape of the Offset Zone ore body, is essentially a mass mining method that would reduce development and mining costs while increasing mining volumes.

The Company recently engaged an external engineering firm to assist with the analysis of the viability of converting certain LDI deposits to the sub-level block caving mining method. It is anticipated that the internal engineering review will be completed by the end of the third quarter of 2013, and depending on the outcome of that review, the Company would proceed with a test block, likely in the first half of 2014. If the test is successful, implementation could commence later in 2014.

Exploration

In the second quarter, NAP invested $2.8 million in exploration and infill drilling, of which $0.6 million was capitalized in connection with the LDI mine expansion. To date, as at June 30, 2013, NAP’s total investment in exploration and infill drilling amounts to $8.8 million, of which $1.8 million was capitalized in connection with the LDI mine expansion.

During the second quarter, 28 holes were drilled at LDI totaling 6,191 metres, for a total of 159 holes and 37,639 metres drilled to date as at June 30, in 2013. Drilling in the second quarter was predominately focused on infill work on the Phase I Offset Zone, definition work on the western part of the north VT Rim target, and extension target at the southern end of the Offset Zone (below the 735-metre mine level).

A results driven drilling program will be conducted in the third quarter focusing on validating the upper Offset Zone southeast extension target and the Roby Zone northeast extension target, as noted above. Four surface rigs are currently operating at LDI, and the Company expects to complete its 25,000-metre drill program in September. An exploration update is planned for later in August.

The Company plans to release its mineral reserve and resource estimate update before the end of January of 2014 in order to include the results from both the 2013 drill program and the ongoing engineering and cost analysis work on the highest priority alternative/supplemental mining options that are currently being assessed.

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Financial Results(2)

Revenue for the second quarter was $33.2 million compared to $40.6 million in the second quarter of 2012. The decrease in revenue was primarily due to the impact of lower production and decreased sales volumes, which was adversely affected by a late mill run in June, representing approximately $3.0 million of gross revenue that was not recognized. Loss from mining operations was $4.2 million, compared to income of $2.4 million in the same quarter last year. During the second quarter, the Company realized a palladium selling price of US$719 per ounce.

Net loss for the quarter was $26.3 million or $0.15 per share compared to a net loss of $3.1 million or $0.02 per share in the same quarter last year. Net loss in the second quarter of 2013 was adversely impacted by an $11 million loss on extinguishment of past debt, $2.3 million financing costs, and $4.5 million foreign exchange loss on US dollar denominated debt. Adjusted net loss(1) (which excludes exploration costs, income and losses from discontinued operations, and mine restoration costs net of insurance recoveries) was $5.1 million in the second quarter, compared to adjusted net income(1) of $1.3 million in the same quarter last year. Reducing the adjusted net loss for the delayed concentrate shipments would result in an adjusted net loss of approximately $3.8 million or $0.02 per share.

EBITDA(1) was negative $3.9 million for the second quarter, compared to positive $4.3 million in the same quarter last year. Adjusted EBITDA(1) (which excludes interest expenses and other costs, depreciation and amortization, exploration, and mine restoration costs net of insurance recoveries) was $3.1 million in the second quarter, compared to $6.8 million in second quarter last year.

During the second quarter, the Company completed a US$130-million senior secured debt financing with Brookfield Partners Inc., the private equity group of Brookfield Asset Management Inc., and recently closed $20 million of private placements in flow-through shares. The net proceeds of the financings were used to repay the previous $72-million senior secured notes (including the related redemption premium), with the remainder to be used to fund capital expenditures and certain CEE eligible expenditures at the LDI mine.

As at June 30, 2013, the Company had a cash balance of $44.8 million and $26.7 million in net working capital. Including the recently closed second $10-million tranche related to the flow-through financing, the pro-forma cash position at June 30, 2013 was $54.4 million. The Company believes that its current balance sheet, together with cash flow from operations, provides sufficient financial resources to complete Phase I of its LDI mine expansion.

Upcoming Milestones

As management continues to advance its review of LDI’s long-term production and development plans, the Company intends to provide updated information on its ongoing initiatives on both a quarterly and periodic basis, with more definitive updates to be provided around the following timeframes:

•	Commencement of production via the shaft: targeted for the beginning of the fourth quarter, with a public update to follow later in the fourth quarter of 2013;

•	Update on long-term development strategy, detailing viability of certain production targets as an alternative to Phase II: targeted for the fourth quarter of 2013;

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•	Update on viability of the sub-level block cave mining method: targeted for the fourth quarter of 2013; and

•	Update to LDI’s estimated mineral reserves and resources: targeted by the end of January 2014.

Q2 2013 Conference Call & Webcast Details
Date:	Thursday, August 8, 2013
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-416-644-3417 or 1-877-974-0446 (ID: 4633640)
Replay:	1-416-640-1917 or 1-877-289-8525 (ID: 4633640, followed by # sign)

The conference call replay will be available for 30 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

Technical Information and Qualified Persons

This news release was prepared under the supervision of Kevin Small, P.Eng., Director of Technical Services, and David Peck, Ph.D., P.Geo., Head of Exploration for the Company, who are Qualified Persons as defined by National Instrument 43-101. Additional information can be found in NAP’s Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s condensed interim consolidated financial statements for the second quarter ended June 30, 2013 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

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Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’, ‘guidance’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company’s forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, projected grades, mill recoveries, and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company’s expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company’s expectations, that the Company’s current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates or operating costs may differ from management’s expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles mine and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, the possibility of construction and commissioning delays, the possibility of project cost overruns, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Appendix:

Figure 1: Plan view of the deposits near the LDI mine under review for production potential:

Figure 2: Long section looking northeast, showing exploration targets for potential Roby Zone southeast and northeast extensions, and the upper Offset Zone south east extension:

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Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

	June 30 2013	December 31 2012
ASSETS
Current Assets
Cash and cash equivalents	$44,809	$20,168
Accounts receivable	46,602	53,922
Inventories	14,825	15,388
Other assets	7,617	8,448
Assets of disposal group classified as held for sale	—	29,814

Total Current Assets	113,853	127,740

Non-current Assets
Mining interests	399,462	343,492

Total Non-current Assets	399,462	343,492

Total Assets	$513,315	$471,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$52,582	$58,474
Credit facility	29,281	15,089
Current portion of obligations under finance leases	2,308	3,717
Provisions	—	1,000
Taxes payable	874	874
Current derivative liability	2,117	3,952
Liabilities of disposal group classified as held for sale	—	12,071

Total Current Liabilities	87,162	95,177

Non-current Liabilities
Income taxes payable	2,352	2,352
Asset retirement obligations	14,716	15,214
Obligations under finance leases	9,101	9,956
Long-term debt	171,084	101,633

Total Non-current Liabilities	197,253	129,155

Shareholders’ Equity
Common share capital	787,987	776,632
Stock options and related surplus	8,886	9,125
Equity component of convertible debentures, net of issue costs	6,931	6,931
Contributed surplus	8,873	8,873
Deficit	(583,777)	(554,661)

Total Shareholders’ Equity	228,900	246,900

Total Liabilities and Shareholders’ Equity	$513,315	$471,232

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Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Revenue	$33,213	$40,563	$80,303	$82,143

Mining operating expenses
Production costs	25,701	27,948	54,642	53,342
Smelting, refining and freight costs	3,406	3,760	7,208	6,735
Royalty expense	892	1,471	3,401	3,065
Depreciation and amortization	7,004	4,905	13,089	8,697
Loss on disposal of equipment	425	98	1,054	98

Total mining operating expenses	37,428	38,182	79,394	71,937

Income (loss) from mining operations	(4,215)	2,381	909	10,206

Other expenses
Exploration	2,192	2,764	7,032	5,948
General and administration	2,186	3,161	5,099	6,464
Interest and other income	(2,179)	(2,640)	(1,532)	(2,694)
Interest expense and other costs	4,324	1,257	5,583	2,283
Loss on extinguishment of long-term debt	11,035	—	11,035	—
Foreign exchange loss (gain)	4,495	(258)	5,317	(39)

Total other expenses	22,053	4,284	32,534	11,962

Loss from continuing operations before taxes	(26,268)	(1,903)	(31,625)	(1,756)
Income and mining tax expense	—	—	—	—

Loss and comprehensive loss from continuing operations for the period	$(26,268)	$(1,903)	$(31,625)	$(1,756)
Income (loss) and comprehensive income (loss) from discontinued operations for the period	—	(1,150)	2,509	(2,225)

Loss and comprehensive loss for the period	$(26,268)	$(3,053)	$(29,116)	$(3,981)

Loss per share
Basic	$(0.15)	$(0.02)	$(0.16)	$(0.02)
Diluted	$(0.16)	$(0.03)	$(0.17)	$(0.04)

Loss from continuing operations per share
Basic	$(0.15)	$(0.01)	$(0.17)	$(0.01)
Diluted	$(0.16)	$(0.02)	$(0.18)	$(0.03)

Income (loss) from discontinued operations per share
Basic and diluted	—	$(0.01)	$0.01	$(0.01)

Weighted average number of shares outstanding
Basic	179,520,041	170,644,946	178,491,155	166,784,892
Diluted	179,633,511	170,651,251	178,601,618	166,811,263

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Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash provided by (used in)
Operations
Net loss from continuing operations for the period	$(26,268)	$(1,903)	$(31,625)	$(1,756)
Operating items not involving cash
Depreciation and amortization	7,004	4,905	13,089	8,697
Accretion expense	945	1,024	1,899	1,564
Deferred income and mining tax expense (recovery)	—	(187)	—	911
Loss on extinguishment of debt	11,035	—	11,035	—
Share-based compensation and employee benefits	62	865	475	1,620
Unrealized foreign exchange loss	3,903	—	3,903	—
Other	86	413	1,022	742

	(3,233)	5,117	(202)	11,778
Changes in non-cash working capital	384	(284)	518	699

	(2,849)	4,833	316	12,477

Financing Activities
Issuance of common shares and warrants, net of issue costs	9,613	32,904	9,613	32,904
Credit facility	(8,808)	15,287	14,192	15,287
Repayment of senior secured notes	(79,200)	—	(79,200)	—
Net proceeds of senior secured term loan	131,941	—	131,941	—
Capital lease facility	—	—	—	11,239
Repayment of obligations under finance leases	(258)	(1,109)	(1,573)	(2,555)
Interest paid	(1,318)	(370)	(5,907)	(3,962)

	51,970	46,712	69,066	52,913

Investing Activities
Additions to mining interests (net)	(27,805)	(32,072)	(65,873)	(69,282)
Proceeds on disposal of mining interests (net)	—	243	990	322

	(27,805)	(31,829)	(64,883)	(68,960)

Increase (decrease) in cash from continuing operations	21,316	19,716	4,499	(3,570)
Net change in cash attributable to discontinued operations	—	(15,066)	20,142	(23,949)

Increase (decrease) in cash and cash equivalents	21,316	4,650	24,641	(27,519)
Cash and cash equivalents, beginning of period	23,493	18,695	20,168	50,864

Cash and cash equivalents, end of period	$44,809	$23,345	$44,809	$23,345

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